Exhibit 99.10

Adevinta ASA (ADE) – Subscription by primary insider in the Rights Issue
Oslo, 6 November 2019
Reference is made to the ongoing rights issue in Adevinta ASA ("Adevinta").
Adevinta's majority shareholder with 59.3% of the shares Schibsted ASA has, on 5 November 2019, subscribed for 2 470 398 new shares based on subscription rights granted in the rights issue. Following which, Schibsted owns 54 subscription rights and upon issuance of the new shares, it will own a total number of 406 050 523 ordinary shares in Adevinta. All shares are subscribed at par value, NOK 0.20 for each share.
This information is subject to disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.

IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.